SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35165

Deregistration under Section 8(f) of the Investment Company Act of 1940

March 29, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of March 2024. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by email, if an email address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on April 23, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

CGM Trust [File No. 811-00082]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 30, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $986,416 incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on March 24, 2023 and amended on March 18, 2024.

Applicant's Address: c/o Capital Growth Management, One International Place, 31st Floor, Boston, Massachusetts 02110.

Peak Income Plus Fund [File No. 811-23808]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 3, 2023, applicant made liquidating distributions to its shareholders based on net asset value. No Expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on July 18, 2023.

Applicant's Address: 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Pioneer ILS Bridge Fund [File No. 811-23172]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 27, 2023, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $1,216.87 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on March 1, 2024.

Applicant's Address: 60 State Street, Boston, Massachusetts 02109.

UCT Immensity FUND [File No. 811-23462]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on September 5, 2023, and amended on November 2, 2023, and February 28, 2024.

Applicant's Address: 2093 Philadelphia Pike #1426, Claymont, Delaware 19703.

UIC Trust [File No. 811-23455]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

<u>Filing Dates</u>: The application was filed on September 1, 2023, and amended on November 2, 2023, and February 27, 2024.

<u>Applicant's Address</u>: 2093 Philadelphia Pike #1426, Claymont, Delaware 19703.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.